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Writer's Direct Number		Writer's E-mail Address

January 19, 2006

VIA EDGAR

Mellissa Campbell Duru, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                             NewPage Holding Corporation
Registration Statement on Form S-4
File No. 333-129343

Dear Ms. Duru:

                                On behalf of NewPage Holding Corporation, Inc. (the “Registrant”), we have filed simultaneously by EDGAR, Amendment No. 2 to the above-referenced Registration Statement (“Amendment No. 2”) addressing the comments contained in the Comment Letter (as defined below).

This letter is in response to the comments of the Staff set forth in its letter dated January 13, 2006, concerning Amendment No. 1 to the above-referenced Registration Statement (the “Comment Letter”).  For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment.  Capitalized terms used herein and not otherwise defined herein have the meanings set forth in Amendment No. 2.

General

1.                                       We note the recent sale of timberlands by Escanaba Timber LLC, your principal supplier of hardwood and pulpwood.  You indicate that you have entered into agreements with other suppliers.  Please file the new supply agreements as exhibits to the registration statement.

The supply agreements requested by the Staff have been filed.

2.                                       We note your revision of the prospectus in response to prior comment 8 of our letter dated December 1, 2005.  The text has been imported in its entirety but you have not provided adequate background information preceding the section in order to render the disclosure meaningful.  For example, without referencing your relationship to Escanaba

Timber LLC and Cerberus Capital Management L.P. and its affiliates prior to the disclosure provided on page 2, the disclosure is difficult to comprehend.  Revise your disclosure accordingly.

The revisions requested by the Staff have been made.

Pro Forma Financial Statements, page 40

3.                                       We note your response to prior comment 22, regarding pro forma adjustments related to pension and other general and administrative costs, indicating that the financial statements of the Printing and Writing Papers Business did not include interest costs on the projected benefit obligation or a return on pension assets that you acquired.  It is unclear how such adjustments are consistent with your plans for replacing the defined benefit pension plan with a defined contribution plan.  You also indicate that you are eliminating other general and administrative costs previously allocated that will no longer be incurred, except that the amounts being eliminated are reduced for similar costs that have been contractually incurred for periods subsequent to the acquisition under the Transition Services Agreement or other contractual arrangements.  It remains unclear how you have determined that these adjustments are factually supported and directly attributed to the transaction.

Revise your disclosure within Note 3 on pages 42 and 44 to include the amounts allocated by MeadWestvaco to each significant item identified, offsetting amounts associated with your contractual arrangements, and the specific facts and circumstances that you believe will result in you incurring less costs than the amounts allocated by MeadWestvaco.  The specific nature of activity associated with the costs being eliminated, and manner of quantifying the related charge should be described.  Given the disclosure on page F-7, stating that management believed the allocations were reasonable, it should be clear how you determined that the charges relate to operations that were not acquired, and concluded that you will undertake no similar activity in the future.

The pension adjustments reflect the ownership of certain pension assets and liabilities after the acquisition of the Printing and Writing Papers Business.  MeadWestvaco historically allocated only pension service cost to their operating units. The interest cost on the projected benefit obligation and return on pension assets at the corporate level were not allocated. The net adjustment is primarily a result of the net credit recorded from an acquired overfunded pension plan for hourly employees. The remainder of the adjustment is to reflect the addition of a defined contribution plan for salaried employees in connection with the acquisition and the elimination of the historical pre-acquisition defined benefit plan for salaried employees.

The adjustments for other general and administrative costs reflect the addition for costs that have been contractually incurred for periods subsequent to the acquisition under the Transition Services Agreement with MeadWestvaco or other contractual arrangements and the elimination of corresponding historical costs allocated from MeadWestvaco that are no longer incurred by the successor company. These reductions are therefore directly attributable to the specific transaction, factually supportable and expected to have a continuing impact.  In accordance with the foregoing, the revisions requested by the Staff made been made.

4.                                       As indicated in prior comment 24, Item 10(e) of Regulation S-K requires a balanced disclosure of non-GAAP measures with a presentation having equal or greater prominence of the most directly comparable financial measure calculated in accordance with GAAP.  To this point, we note you continue to disclose a sensitivity analysis and discussion of pro forma EB1TDA and pro forma Price-Adjusted EBITDA, without including a similar sensitivity analysis of the most directly comparable financial measure calculated in accordance with GAAP.  Since you state on page 17 that EBITDA is a “...basis upon which [your] management assesses performance,” it appears that your reconciliation to net loss corresponds to the manner by which you are utilizing the measure, while the additional reconciliation to cash provided by operations seems to detract from the focus your discussion might otherwise have.

                The revisions requested by the Staff have been made.

Given the emphasis you have placed on these measures, it is unclear why you believe relocating the analysis to follow the notes to your pro forma financial statements on page 45, with no parallel discussion of pro forma Net Loss, does not render your discussion and analysis beginning on page 52 incomplete.  Having a balanced discussion and analysis, along with an appropriate reconciliation in close proximity to this disclosure, are key elements of the requirements in Item 10(e) of Regulation S-K.

                The revisions requested by the Staff have been made.

With regard to the compilation of your pro forma non-GAAP metrics (specifically, the approach described under point 6 on page 46), it appears some of your adjustments may not be in compliance with the guidance in Article 11 of Regulation S-X, or Item 10(e) of Regulation S-K.  For instance, you explain that you have eliminated costs that you do not expect to incur on a stand alone basis, while stating that you are unable to provide any assurance that you will not incur such expenses or any additional expenses as a stand alone business.  We believe you should comply with the requirements for compiling pro forma measures prior to further adjusting the metrics to non-GAAP measures; and be able to demonstrate compliance with Regulation S-K.  We reissue prior comment 24.

                The Registrant respectfully submits that the adjustments described under point 6 on page 46 are adjustments that the Registrant did not include in its calculation of Pro Form Price-Adjusted EBITDA.  This footnote was originally provided for informational purposes.  In order to reduce potential confusion by a reader, we have deleted this footnote.

5.                                       On a related point, in your disclosure on page 17 you state that you have included EBITDA in the prospectus “...because it is a primary component of certain covenants under [your] senior secured credit facilities….”  On page 108, you appear to list those covenants.  Given your stated rationale for including the measure, it appears that you should also include a table showing the computation of the relevant covenant ratios, compared to the covenant requirements for the period, and include a discussion addressing the extent to which you have complied with your debt covenants.

The revisions requested by the Staff have been made.

Management’s Discussion and Analysis, page 52

Net Sales, page 53

6.                                       We have read the draft disclosure revisions you submitted on January 6, 2006, responding to certain suggestions relayed during our conference call on January 4, and note that you appear to identify four areas in the section “Selected Factors that Affect our Operating Results” in which your results of operations were impacted by either the application of purchase accounting, or other changes in contractual arrangements accompanying the purchase of the Printing and Writing Paper Business, including depreciation, amortization and depletion; selling, general and administrative expenses; interest and taxes.  Please further revise your disclosures under “Results of Operations” and “2005 First Three Quarters Compared to 2004 First Three Quarters,” to quantify the change attributed to each item.  Also quantify offsetting items contributing to the overall account fluctuation noted in your analysis; and explain how the activity noted under the subsection Cost of Production compare to those identified under Cost of Sales.

The revisions requested by the Staff have been made.

Certain Relationships and Related Party Transactions, page 103

7.                                       Please confirm that the revisions made to the disclosure in response to prior comment 33 are complete.  In this regard, we note that your response included bracketed language indicative of supplemental information to be provided.  Please revise the disclosure or confirm the completeness of the disclosure in your subsequent amendment and response letter.  With respect to each related party transaction, disclose, if true, that the terms of the transaction are the same as would have been obtained from an unaffiliated third party.  If not, please so state.

The bracketed language included in the previous response letter was added in error.  The Registrant hereby confirms that the disclosure provided with respect to comment 33 in Amendment No. 1 to the above-referenced Registration Statement was otherwise complete.  The other revisions requested by the Staff have been made.

Certain Material U.S. Federal Income and Estate Tax Considerations, page 149

8.                                       It appears that you intend for this section to constitute the opinion of counsel.  Please eliminate the language in the first paragraph which indicates that you “do not intend to obtain” an opinion of counsel.  Likewise, please revise to indicate that the tax consequences that are described represent the opinion of counsel.  Counsel making such opinion should be identified.

The revisions requested by the Staff have been made.

Financial Statements — Printing and Writing Paper Business

General

9.                                       We note that in response to prior comment 38, you revised the disclosure on page F-7 to state that although the acquisition of the Printing and Writing Paper Business was funded on May 2, 2005, you deemed it to have been completed on April 30, 2005.  On page 2, you state that the transaction was completed on May 2, 2005.  Please further revise your disclosures, not only in the financial statements of the Printing and Writing Paper Business, but also in the financial statements of NewPage Holding Corporation, and all corresponding disclosures throughout the document, to clearly identify the periods for which activity is recorded in each set of financial statements.

The revisions requested by the Staff have been made.

A.  Restatement of Previously Issued Financial Statements, page F-13

10.                                We have read your response to prior comment 42, concerning your reversal in the carve out financial statements of the impairment charge recognized by MeadWestvaco in 2004, stating that “... the actual sales price was considered when assessing the reliability of the undiscounted cash flows utilized in the Business’ SFAS 144 analysis,” although it appears that even after restoring the amount impaired, you recorded the property and equipment acquired at a value far less than the restored balance.  Since MeadWestvaco did not reverse the impairment charge recognized on a consolidated basis, and actually recognized an additional loss on the disposition, it is unclear how recapturing the value impaired retains the historical character of the financial statements.  The guidance in SAB Topic 1:B requires historical financial statements to reflect all costs of doing business.  As part of a consolidated entity in 2004, it would seem that the Printing and Writing Paper Business would have been subject to the application of generally accepted accounting principles by the parent entity, with the impairment charge representing depreciation expense that had not been recognized in earlier periods, and which would need to have been recorded to properly reflect the utilization of assets.  Please contact us regarding this matter at your earliest convenience.

In connection with the planned sale of the Printing and Writing Papers Business (the “Business”) of MeadWestvaco Corporation (“MeadWestvaco”) to Escanaba Timber LLC, separate “carveout” financial statements were prepared for the Business for inclusion in an offering memorandum for the planned sale of senior secured notes under a Rule 144A offering. The initial audit of the Business’ financial statements was completed on March 14, 2005 and the financial statements were issued on March 17, 2005. These financial statements included a goodwill (SFAS 142) impairment loss and a long-lived asset (SFAS 144) impairment loss of $238M and $430M, respectively. These impairment losses had been recorded by MeadWestvaco in its 2004 financial statements included in its Annual Report on Form 10-K as a result of impairment analyses performed in the fourth quarter of 2004, triggered by the possible sale of the Business. Due to the fact that the Business’ assets were classified as “held and used” in the MeadWestvaco financial statements and had not met the requirements to be classified as “held for sale” as of December 31, 2004, both impairment losses were originally pushed-down to the Business’ financial statements.

It was later concluded that the SFAS 144 impairment analyses performed at the MeadWestvaco level, while correctly performed under a “held and used” model, should not have been pushed-down to the separate carveout Business’ financial statements. Rather a separate SFAS 144 impairment analyses should have been performed at the carve-out level incorporating the expectations of divisional management of the continuing business.

The SFAS 144 recovery analysis performed at the carve-out Business level was performed without consideration of the possible sale by the parent and was performed for the Business on a stand-alone basis. Management had no plans or expectations to dispose of any of the assets of the Business. Therefore, when the sale probability was appropriately excluded from the Business-specific SFAS 144 analysis and the prescribed analysis was performed at the lowest level of identifiable cash flows, no impairment of the long-lived assets was triggered because the undiscounted cash flows were greater than the carrying value of the long-lived assets. We also concluded that our undiscounted cash flows were reasonable in comparison to the cash flows that were used by the buyer in arriving at the purchase price. Accordingly, the financial statements of the Business were restated to remove the SFAS 144 charge of $430M and its related tax effects. The SFAS 142 analysis on a carve-out basis confirmed the full write-down of goodwill of $238M.

In the MeadWestvaco analysis the cash flows resulting from the sale of the Business were given a very high probability of occurrence and, therefore, triggered an impairment because those undiscounted cash flows were less than the carrying value of the assets. The impairment loss was then measured as the amount by which the carrying amount of the assets exceeded the fair value of the assets, as reflected by the sales price. Absent the sale scenario, we surmise that the results of the MeadWestvaco impairment analysis would also yield undiscounted cash flows in excess of the carrying value of the long-

lived assets as was the case in the carve-out Business. Historical impairment analyses have yielded similar results.

The approach described above was discussed with the local engagement team of PricewaterhouseCoopers and with their national office and they concurred with such approach.

11.                                We note that you have made additional adjustments to the historical financial statements, covering the period prior to your acquisition.  Please expand your disclosure to clarify whether the adjustments are appropriately characterized as corrections necessary to correct errors in preparation, or whether you are further recasting the presentation to show the results as you believe they should be presented on a stand alone basis.

The revisions requested by the Staff have been made. The adjustments recorded for the four months ended April 30, 2005, were recorded as a result of the completion of the audit of the financial statements of the Business with respect to that period. During the audit, it was determined that the loss on the defeasance of the debt by MeadWestvaco and related tax effects (which had been recorded by MeadWestvaco in connection with the Acquisition) should also have been recorded on the carveout financial statements. As a result of the restatement, other immaterial adjustments discovered subsequent to the initial issuance of the financial statements for the four months ended April 30, 2005 were included in the restatement. We understand that MeadWestvaco had recorded these transactions in their financial statements in the appropriate periods or that the effects were insignificant to any previously issued MeadWestvaco consolidated financial statements.

Financial Statements — NewPage Holding Corporation and Subsidiaries

Note B — Acquisition and Related Transactions, page F-39

12.                                We note the reconciliation and disclosure revisions provided in response to prior comments 44, 45 and 46 included in Note B.  Please further revise your disclosure to explain how the $130.3 million related to the “excess of cash contributed from Escanaba Timber over fair value of assets acquired” is recorded in the financial statements.  Specifically, since you received $415 million in cash from Escanaba Timber, you should explain why only $283 million was credited to additional paid in capital.  Indicating that the $130.3 million represents excess of cash contributed does not sufficiently convey the accounting applied — the account in which the credit resides should be clear.

The revisions requested by the Staff have been made in Notes B and G.

13.                                Please reconcile the differences between the pro forma net loss for the nine months ended  09/30/05 presented in this Note ($54,271), and the amount presented in the pro forma disclosures on page 43 ($57,912).

We have made revisions to the amounts disclosed in Note B and the amounts now agree.

Exhibit 8.1

14.                                Please revise the opinion to indicate clearly that the discussion in the registration statement is the opinion of counsel.  A statement that, in the opinion of counsel, the discussion in the registration statement sets forth the material tax consequences of the exchange is not appropriate in this regard.

The revisions requested by the Staff have been made and the revised legal opinion has been refiled.

*              *              *              *              *

                Amendment No. 2 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter.  We respectfully request your prompt review of Amendment No. 2 to the Registration Statement.  The Registrant is trying to have this Registration Statement declared effective prior to Friday, January 27, 2006 to avoid contractual penalty provisions.  We would appreciate any assistance from the Staff in helping us to meet that goal.

Very truly yours,

/s/ Brett S. Director
Brett S. Director

cc:                                 Douglas K. Cooper
NewPage Holding Corporation
Vice President, General Counsel and Secretary

John E. Kurila
NewPage Holding Corporation
Controller

Gregory A. Hoffbauer
NewPage Holding Corporation
Assistant Controller

Michael R. Littenberg, Esq.
Schulte Roth & Zabel LLP